OMB APPROVAL
OMB Number:	3235-0518
Expires:	June 30, 2011
Estimated average burden
hours per response. . . . . … ..	0.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

JSC OGK-1, JSC WGC-3, OJSC “Bashkirenergo”

(Name of Subject Company)

Joint Stock Company “OGK-1”, Joint Stock Company “Third generating company of the wholesale electricity market”, Bashkir open joint-stock company of the power industry and electrification “Bashkirenergo”

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC “INTER RAO UES”

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Svetlana Yu. Chuchaeva 12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation +7 (495) 967 05 27, ext. 2081

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

The exchange offer is expected to commence in the 2nd quarter of 2012 after approval thereof by the Company’s shareholders and registration its share issuance by the Federal Services for Financial Markets of the Russian Federation. JSC “INTER RAO UES” will file a separate Form CB and indicate the specific date of commencement of the Exchange Offer.

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.

SEC2560(12-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. English translation of the Notice on the Extraordinary General Shareholders Meeting (“EGM”) of JSC “INTER RAO UES”

2. English translation of Draft EGM Decisions of JSC “INTER RAO UES”

3. English translation of Extract from Minutes of Board of Directors of JSC “INTER RAO UES” regarding share redemption price

4. English translation of Rationale of the Merger of JSC OGK-1 and JSC WGC-3 into JSC “INTER RAO UES”

5. English translation of Rationale of the Merger of JSC Bashenergoaktiv into JSC “INTER RAO UES”

6. English translation of Agreement on the Merger of JSC OGK-1 and JSC WGC-3 into JSC “INTER RAO UES”

7. English translation of Agreement on the Merger of JSC Bashenergoaktiv into JSC “INTER RAO UES”

8. English translation of the Report on Independent Valuation of Market Price for Shares in JSC “INTER RAO UES”

Item 2. Informational Legends

A legend complying with Rule 802 (b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

On 19 March 2012 JSC “INTER RAO UES” has filed a written irrevocable consent and power of attorney with the Securities and Exchange Commission (the “Commission”) on Form F-X. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Svetlana Yu. Chuchaeva

Ms. Svetlana Yu. Chuchaeva
Representative acting in accordance with the Power of Attorney, dated 22 February 2012

26 March 2012

2